Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

May 6, 2014

Via United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Amendment No. 10 to

Registration Statement on Form S-1

Filed April 30, 2014

File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc., we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated May 5, 2014 relating to Amendment No. 9 to the Company’s Registration Statement on Form S-1 filed on April 30, 2014. For your reference, we are including a courtesy marked copy of the Company’s Amendment No. 10 to the Registration Statement on Form S-1 (“Amendment No. 10”) indicating the changes made thereon from Amendment No. 9 with this letter.

The responses below have been numbered to correspond with the comments in your May 5, 2014 letter.

Description of Securities to be Registered, page 72

1.	Regarding the warrants you are offering, we note that you have added language on page 73 stating that “[t]he exercise price of the warrants is also subject to adjustment at any time that we issue any shares of our common stock, or securities convertible or exercisable into our common stock, at a price per share below the then current exercise price of the warrants.” Please explain how the exercise price of the warrants will be calculated if you issue any shares of your common stock, or securities convertible or exercisable into your common stock, at a price per share below the then current exercise price of the warrants. Please revise to state this feature under Description of Warrants on page 8. In addition, we note that the common stock you are offering and the common shares being offered for resale have an offering price $0.90 per share which is lower than the $1.20 exercise price of the warrants. As such, please clarify if the exercise price of the warrants will be impacted by this current offering. If applicable, in the Summary and the Risk Factors sections please disclose quantitatively how the issuance of the specific securities in this offering at a price below the warrant exercise price may impact the exercise price of the warrants. Please also address this warrant feature in the Risk Factors section. Also, if appropriate, please revise the Dilution section to disclose any dilutive impact.

Securities and Exchange Commission

Division of Corporate Finance

May 6, 2014

Company Response 1:

The Company respectfully informs the Staff that it has revised Amendment No.9 to reflect how the exercise price of the warrants is calculated if we issue any shares of our common stock, or securities convertible or exercisable into shares of our common stock, at a price per share below the then current exercise price of the warrants.  Specifically, upon the issuance of any shares of our common stock (excluding the shares issued in the current offering), or securities convertible or exercisable into our common stock, at a price per share, or new issuance price, below the then current exercise price of the warrants, the exercise price of the warrants will be adjusted to equal the new issuance price but the warrants will remain exercisable for the same number of warrants as prior to the price adjustment.  By way of example only, assuming an investor holds warrants exercisable into 100,000 shares of our common stock at an exercise price of $1.20 per share, if we sell shares of our common stock in the future at $0.70 per share, the exercise price of such investor's warrants automatically changes to $0.70 per share, but the number of warrant shares underlying such warrants remains the same at 100,000 shares. We have also clarified in Amendment No. 10 that the price protection provision of the warrants is not triggered by the current offering.

Please see pages 8 and 73 of Amendment No. 10. We have also added a new risk factor on page 22 of Amendment No. 10 which describes risks associated with the price protection provision.

***

Securities and Exchange Commission

Division of Corporate Finance

May 6, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated May 5, 2014. Further, in accordance with prior letters from the Staff, we are attaching the Company’s acknowledgment.

Upon completion of your review, we respectfully request that the above-captioned registration statement be ordered effective immediately, or as soon as practicable thereafter.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee _____________________________ Mark C Lee, Shareholder

Securities and Exchange Commission

Division of Corporate Finance

May 6, 2014

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated May 6, 2014, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer